

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 7, 2017

<u>Via E-mail</u>
Lorenzo A. Flores
Chief Financial Officer
Xilinx, Inc.
2100 Logic Drive
San Jose, California 95124

> **Re: Xilinx, Inc.**
> **Form 10-K for the Fiscal Year Ended April 1, 2017**
> **Filed May 15, 2017**
> **File No. 000-18548**

Dear Mr. Flores:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery